

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 8, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Richard F. Miles
President and Chief Executive Officer
Geokinetics Inc.
1500 City West Blvd., Suite 800
Houston, Texas 77042

     Re: Geokinetics Inc.
            Form 10-K for the fiscal year ended December 31, 2007
            Filed March 12, 2008
            File No. 1-33460

Dear Mr. Miles:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Anne Nguyen Parker
                  Branch Chief

cc: D. Brown